Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Jurisdiction or Organization
Assertio Therapeutics, Inc.	Delaware
Depo DR Sub, LLC	Delaware
Depo NF Sub, LLC	Delaware
Assertio Management, LLC	Delaware
Assertio Distribution, LLC	Delaware
Alligator IP, LLC	Delaware
Zyla Life Sciences, Inc.	Delaware
Zyla Life Sciences US Inc.	Delaware
Egalet Limited	United Kingdom